

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2014

<u>Via E-mail</u>
Mr. Ralph D'Ambrosio
Chief Financial Officer
L-3 Communications Holdings, Inc.
L-3 Communications Corporation
600 Third Avenue
New York, NY 10016

> **Re:** **L-3 Communications Holdings, Inc.**
> **L-3 Communications Corporation**
> **Form 10-K for the Year Ended December 31, 2013 as Amended**
> **Filed February 25, 2014**
> **File No. 001-14141**
> **File No. 333-46983**

Dear Mr. D'Ambrosio:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or its filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director